Exhibit (a)(8)

News Release

FOR IMMEDIATE RELEASE

Contact:	William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
billlowe@KEMET.com
864-963-6484

KEMET DECREASES MINIMUM TENDER CONDITION AND EXTENDS EXPIRATION DATE OF ITS
TENDER OFFER

Greenville, South Carolina (June 22, 2009) — KEMET Corporation (KEME.OB), a leading manufacturer of the majority of capacitor types, including tantalum, multilayer ceramic, solid aluminum, plastic film, paper and electrolytic capacitors, today announced, in connection with its previously announced tender offer for its 2.25% Convertible Senior Notes due 2026 (CUSIP Nos. 488360 AA6 and 488360 AB4) (the “Notes”), that it is extending the expiration date from 11:59 p.m., New York City time, on June 19, 2009 to 11:59 p.m., New York City time, on June 26, 2009. Holders who have validly tendered and not validly withdrawn their Notes prior to the new expiration date of 11:59 p.m., New York City time, on June 26, 2009, including holders who tendered their Notes prior to today’s announcement, may withdraw tendered Notes at any time on or before the new expiration date.

KEMET also announced today that it is decreasing the minimum tender condition pursuant to the tender offer from $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn to $87,500,000 in aggregate principal amount of Notes (representing 50% of the outstanding Notes) being validly tendered and not validly withdrawn. KEMET further announced that following these changes to the minimum tender condition and the expiration date, it will not make any further changes to the tender offer.

In connection with the reduction to the minimum tender condition described above, on June 21, 2009, the Company and certain of its subsidiaries entered into an amendment to the Amended and Restated Credit Agreement with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P. (the “Amended and Restated Platinum Credit Facility”). Among other matters, the amendment reduces the required minimum tender condition under the Amended and Restated Platinum Credit Facility from $122,500,000 in aggregate principal amount of Notes (representing 70% of the outstanding Notes) being validly tendered and not validly withdrawn to $87,500,000 in aggregate principal amount of Notes (representing 50% of the outstanding Notes) being validly tendered and not validly withdrawn.

Except for the new terms announced today, all terms and conditions of the tender offer remain unchanged.  The complete terms and conditions of the tender offer are set forth in KEMET’s Offer to Purchase, dated May 5, 2009, and the related Letter of Transmittal, each as amended and supplemented from time to time.

As of June 19, 2009 at 11:59 p.m., New York City time, approximately $90,417,000 in aggregate principal amount of Notes have been validly tendered and not validly withdrawn pursuant to the tender offer.

P.O. Box 5928, Greenville, South Carolina 29606 U.S.A.

Tel: 864.963.6300   Fax: 864.963.6521

KEMET has retained Deutsche Bank Securities Inc. to act as the dealer manager for the tender offer. D.F. King & Co. is the information agent and depositary for the tender offer. Questions regarding the tender offer should be directed to Deutsche Bank Securities Inc. at 1-800-503-4611 (U.S. toll-free). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to D.F. King & Co. at (212) 269-5550 (for banks and brokers only) or 1-800-431-9643 (U.S. toll-free).

Neither KEMET, any member of its board of directors, the dealer manager nor the information agent is making any recommendation to holders of Notes as to whether to tender or refrain from tendering their Notes pursuant to the tender offer. Holders of Notes must decide whether they will tender pursuant to the offer and, if so, how many Notes they will tender.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The tender offer is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal, each as amended and supplemented from time to time. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About KEMET

KEMET Corporation (KEME.OB) applies world-class service and quality to deliver industry-leading, high-performance capacitance solutions to its customers around the world. KEMET offers the world’s most complete line of surface-mount and through-hole capacitor technologies across tantalum, ceramic, film, aluminum, electrolytic, and paper dielectrics. Additional information about KEMET can be found at http://www.kemet.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain statements included herein contain forward-looking statements within the meaning of federal securities laws about KEMET Corporation’s (the “Company”) financial condition and results of operations that are based on management’s current expectations, estimates and projections about the markets in which the Company operates, as well as management’s beliefs and assumptions. Words such as “expects,” “anticipates,” “believes,” “estimates,” variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s judgment only as of the date hereof. The Company undertakes no obligation to update publicly any of these forward-looking statements to reflect new information, future events or otherwise.

Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward-looking statements include, but are not necessarily limited to, the following: (i) the Company’s ability to consummate the tender offer for the Notes and accomplish its financing plan described in the Offer to Purchase; (ii) generally adverse economic and industry conditions, including a decline in demand for the Company’s products;  (iii) the ability to maintain sufficient liquidity to realize current operating plans; (iv) adverse economic conditions could cause further reevaluation of the fair value of the Company’s reporting segments and the write down of long-lived assets; (v) the cost and availability of raw materials; (vi) changes in the competitive environment of the Company;  (vii) economic, political, or regulatory changes in the countries in which the Company operates; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of environmental issues, laws, and regulations; (xii) the Company’s ability to achieve the expected benefits of its manufacturing relocation plan or other restructuring plan; (xiii) volatility of financial and credit markets which would affect access to capital for the Company; and (xiv) increased difficulty or expense in accessing capital resulting from the delisting of the Company’s common stock from the New York Stock Exchange. Other risks and uncertainties may be described from time to time in the Company’s reports and filings with the Securities and Exchange Commission.

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